Zion Oil & Gas, Inc.
6510 Abrams Road, Suite 300
Dallas, Texas  75231

March 13, 2014

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C.  20549-3561

Attn:	Anne Nguyen, Legal Branch Chief

Re:	Zion Oil & Gas, Inc. (the “Company”) Registration Statement on Form S-3 Filed January 13, 2014 File No. 333-193336

Ladies & Gentlemen:

We enclose for filing under the Securities Act of 1933, as amended (the “Securities Act”), and the applicable rules and regulations under the Securities Act, the Registration Statement on Form S-3/A, Amendment No. 1 (the “Amendment”), to the Registration Statement on Form S-3, File No. 333-193336, filed on January 13, 2014 (the “Registration Statement”).

The Registration Statement has been amended to reflect responses to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s comment letter dated February 3, 2014 (the “Comment Letter”) relating to the Registration Statement.  The Amendment also reflects, among other things, changes reflected in the Company’s Form 10-K for the year ending December 31, 2013 filed on March 6, 2014.  For your convenience, each response is preceded by the Staff’s comment to which the response relates.  Terms not otherwise defined herein have the meaning ascribed to such terms in the Amendment.  Page references in the following responses to the Staff’s comments refer to pages of the Amendment.  We are including a courtesy marked copy of the Amendment indicating the changes made therein from the Registration Statement filed with the Commission.

The Company understands that this response, including the written request for acceleration of the effective date of this Amendment and the Registration Statement, will be considered confirmation of the Company’s awareness of the Company’s obligations under the Securities Act and the Securities Exchange Act of 1934, as amended, and that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Zion Oil & Gas, Inc.

March 13, 2014
Securities and Exchange Commission

Exhibit Index, page II-4

1.
Comment.       Please file as exhibits to this registration statement all instruments defining the rights of the holders of the securities you are registering.  Refer to Item 601(b)(4) of Regulation S-K.  In this regard, prior to effectiveness, please be sure to file the indenture in connection with any debt securities you intend to issue pursuant to this registration statement.  See Compliance and Disclosure Interpretations: Securities Act Rules, Question 212.19.

Response.       The Company respectfully informs the Staff that the Amendment contains as Exhibit 4.2 a generic indenture in accordance with Compliance and Disclosure Interpretations Securities Act Rules, Question 212.19. We have not yet selected a financial institution to act as the indenture Trustee.  The disclosure in the Prospectus with respect to Debt Securities has been revised to reflect such generic indenture.  See pages 15-22.

2.
Comment.       Your legality opinion must opine on the law of the jurisdiction governing the indenture pursuant to which your debt securities are issued.  It must also opine that your warrants are obligations that legally bind you under the law of the jurisdiction governing your warrants.  Refer to Section II.B.1.e and II.B.1.f of Staff Legal Bulletin No. 19 (CF), which we refer to as “SLB 19,” as well as Item 601(b)(5) of Regulation S-K.  SLB 19 is available at www.sec.gov/interps/legal/cfs1b19.htm.  Please obtain and file as an exhibit a new or revised opinion of counsel which gives effect to this comment.

Response.       The Company respectfully informs the Staff that the Amendment contains as Exhibit 5.1 a revised legal opinion of our counsel, Gray, Reed & McGraw, P.C., which opinion opines on the law of the jurisdiction (New York) governing the Indenture.  The revised opinion also opines that the warrants are obligations that legally bind the Company under the law of the jurisdiction governing the warrant.

3.
Comment.       Please note that each time you do a takedown of any of these securities, you must file a clean opinion of counsel as an exhibit for any securities that you are taking down.  Please confirm that you will file the appropriate opinions.  See Compliance and Disclosure Interpretations:  Securities Act Rules, Question 212.05, which explains how the updated opinion is to be filed.  You may view this CDI at http://www.sec.gov/divisions/corpfin/guidancesecuritiesact rules-interps.htm.  Also refer generally to the guidance contained in SLB 19.  In particular, please see footnote 24 and the related text.

Response.       The Company respectfully confirms that it will file a clean opinion of counsel as an exhibit for any securities that it is taking down.  Such opinion of counsel will be in accordance with Compliance and Disclosure Interpretations: Securities Act Rules, Question 212.05.

Zion Oil & Gas, Inc.

March 13, 2014
Securities and Exchange Commission

Pursuant to Rule 461 promulgated under the Securities Act, the Company hereby respectfully requests acceleration of the effective date of the Amendment and this Registration Statement so that it may become effective at 5:00 p.m., Eastern Time, on March 18, 2014.

Should any members of the Staff have any questions or comments with respect to this response to your Comment Letter and our request for acceleration of the effective date of the Amendment or the Registration Statement, please contract our counsel, Gray, Reed & McGraw, P.C., attention: Mark D. Wigder at (469) 320-6112.

Sincerely,

ZION OIL & GAS, INC.

By:	/S/ John M. Brown John M. Brown, Chief Executive Officer

cc:	P. J. Hamidi, Securities and Exchange Commission Mark D. Wigder, Gray, Reed & McGraw, P.C.